ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

July 8, 2015

Enerplus Announces Conference Call for 2015 Second Quarter Results

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) will be releasing operating and financial results for the second quarter of 2015 prior to market open on Friday, August 7, 2015. A conference call will be hosted by Mr. Ian C. Dundas at 9:00 AM MT (11:00 AM EST) to discuss these results. Details of the conference call are as follows:

Q2 2015 Results Live Conference Call

Date: Friday, August 7, 2015
Time: 9 AM MT (11:00 AM EST)
Dial-In: 647-427-7450
               1-888-231-8191 (toll free)
Audiocast: http://event.on24.com/r.htm?e=1019901&s=1&k=5E5D391F544E5ABC6D1F186A4695576D

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In: 416-849-0833
               1-855-859-2056 (toll free)
Passcode: 77813725

Electronic copies of our financial statements, news releases, investor presentations and other information are available on our website at www.enerplus.com. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Us
Enerplus is a North American energy producer with a portfolio of high quality oil and gas assets in resource plays that offer significant organic growth potential. We are focused on creating value for our investors through the execution of a disciplined capital investment strategy that supports the successful development of our properties, and a monthly dividend to shareholders. We are a responsible developer of resources that strives to provide investors with a competitive return comprised of both growth and income.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

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Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.